UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	1-2299	34-0117420
(State or other jurisdiction of	(Commission File	(I.R.S. Employer
incorporation or organization)	Number)	Identification No.)

One Applied Plaza, Cleveland, Ohio 44115
(Address of principal executive offices)(Zip Code)

Jon S. Ploetz, Vice President
(216) 426-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Determination Based on Reasonable Country of Origin Inquiry

Based on a reasonable country of origin inquiry, Applied Industrial Technologies, Inc. (“Applied”; the word “us” below refers to Applied and its subsidiaries) has reason to believe that:

◦Certain conflict minerals necessary to the functionality or production of products manufactured by us, or contracted to be manufactured for us, in 2025 may have originated in the Democratic Republic of the Congo or an adjoining country; and

◦The necessary conflict minerals may not be from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry

A description of Applied’s Reasonable Country of Origin Inquiry is included in the Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD.

The Conflict Minerals Report is also publicly available at the following Internet website: www.applied.com/conflictminerals. The content of any website referred to in this Form SD is not incorporated by reference into this Form SD.

Item 1.02 Exhibit
A copy of Applied’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits
Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
(Registrant)

By: /s/ Jon S. Ploetz
Jon S. Ploetz
Date: May 29, 2026	Vice President-General Counsel & Secretary